

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

Scott W. Schorer
Chief Executive Officer
GI Dynamics, Inc.
320 Congress Street
Boston, MA 02210

> **Re: GI Dynamics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2019**
> **File No. 000-55195**

Dear Mr. Schorer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 8, page 18

1.   We note that this proposal, if approved, would allow you to amend your bylaws to implement a small-holdings sale facility. Please tell us whether the proposed sale facility could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a) and, if so, how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act. In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melanie Figueroa, Esq.